# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEXPOINT DIVERSIFIED REAL ESTATE TRUST, CIK 0001356115
CUSIP: 65340G106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 04/17/2025
Filed by CIK 0001228922
Persons authorized to receive notices and communications: Stephanie Vitiello, 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201, 214-453-6500

## Reporting persons
- DONDERO JAMES D (CIK 0001228922): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 4,959,180.88; shared voting power 5,152,351.03; sole dispositive power 4,959,180.88; shared dispositive power 5,152,351.03; aggregate amount beneficially owned 10,111,531.91 (22.7% of the class)
  Comment: * Based on 44,517,013.24 outstanding shares as of March 31, 2025.
- DONDERO NANCY MARIE (CIK 0001656757): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 25,509.86; shared voting power 1,204,539; sole dispositive power 25,509.86; shared dispositive power 1,204,539; aggregate amount beneficially owned 1,230,048.86 (2.8% of the class)
  Comment: * Based on 44,517,013.24 outstanding shares as of March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: NEXPOINT DIVERSIFIED REAL ESTATE TRUST
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Comment:
This Amendment No. 30 (this "Amendment") is being filed on behalf of James D. Dondero and Nancy Marie Dondero (collectively, the "Reporting Persons"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016, as subsequently amended on April 22, 2016, as subsequently amended on August 25, 2016, as subsequently amended on October 25, 2016, as subsequently amended on February 22, 2017, as subsequently amended on June 23, 2017, as subsequently amended on May 8, 2018, as subsequently amended on June 13, 2018, as subsequently amended on October 25, 2018, as subsequently amended on June 19, 2019, as subsequently amended on January 17, 2020, as subsequently amended on April 6, 2020, as subsequently amended on March 3, 2021, as subsequently amended on October 25, 2021, as subsequently amended on December 15, 2021, as subsequently amended on February 2, 2022, as subsequently amended on April 8, 2022, as subsequently amended on August 16, 2022, as subsequently amended on January 19, 2024 and as subsequently amended on August 21, 2024 relating to the Common Stock (the "Common Stock") of NexPoint Diversified Real Estate Trust (f/k/a NexPoint Strategic Opportunities Fund), a Delaware statutory trust (the "Issuer"), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Since the filing of Amendment No. 29 to this Schedule 13D, the Reporting Persons have, directly and indirectly, acquired shares of Common Stock through the Issuer's Dividend Reinvestment Plan (the "DRIP") and as a result of Common Stock dividend payments from the Issuer on the Common Stock.

In addition, the Reporting Persons have, directly and indirectly, acquired shares of Common Stock as consideration for the merger transaction (the "Merger") whereby NexPoint Hospitality Trust ("NHT") and certain of its subsidiaries merged with and into the Issuer and as a result of the Reporting Persons' proportionate ownership of NHT.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 17, 2025, (i) James D. Dondero may be deemed to beneficially own 10,111,531.911 shares of Common Stock, which represents approximately 22.71% of the outstanding Common Stock; and (ii) Nancy Marie Dondero, held in a joint account and in her capacity of trustee of a trust, may be deemed to beneficially own 1,230,048.8617 shares of Common Stock, which represents approximately 2.76% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 261,341 shares of Common Stock owned by the trust.
Number of shares as to which each person has sole or shared power to vote or dispose:
James D. Dondero 1 :

Sole Voting Power - 4,959,180.8802
Shared Voting Power - 5,152,351.0308
Sole Dispositive Power - 4,959,180.8802
Shared DispositivePower - 5,152,351.0308

Nancy Marie Dondero 2 :

Sole Voting Power - 25,509.8617
Shared Voting Power - 1,204,539
Sole Dispositive Power - 25,509.8617
Shared DispositivePower - 1,204,539

1 Includes shares held by Mr. Dondero directly and indirectly through certain managed accounts ultimately advised by Mr. Dondero, an employee benefit plan, custodial accounts established pursuant to the Uniform Transfers to Minors Act and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
2 Includes shares held by Ms. Dondero directly, in a joint account, and indirectly through a trust that Ms. Dondero may be deemed to beneficially own as the trustee of the trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.
Transactions in the class effected during the past sixty days: Appendix A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons other than shares of Common Stock acquired under the DRIP and Common Stock dividend payments from the Issuer on the Common Stock. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Appendix A

## Signatures
- DONDERO JAMES D: /s/ James D. Dondero, James D. Dondero (04/18/2025)
- DONDERO NANCY MARIE: /s/ Nancy Marie Dondero, Nancy Marie Dondero (04/18/2025)